CLAWBACK POLICY

This policy will apply if there is a material adverse restatement of the financial results of Metalla Royalty & Streaming Ltd. (the "Company"), other than due to a change in applicable accounting methods, rules, or interpretations (a "Financial Restatement"), and the result of such restatement is that any performance-based compensation issued, paid, granted, or awarded to any executive officer of the Company would have been lower had it been calculated based on such restated results. If a Financial Restatement occurs, the Board of Directors of the Company (the "Board") or such other persons as may be designated by the Board (the Board or such other persons being referred to in this policy as the "Administrators") shall make the determinations and take the steps contemplated in accordance with this policy. Interested executive officers of the Company will not be entitled to participate as Administrators.

If a Financial Restatement occurs, and if the Administrators determine (i) that the amount of any performance-based compensation actually issued, paid, granted, or awarded to any executive officer of the Company (the "Awarded Compensation") would have been a lower amount had it been calculated based on such restated financial results (the "Actual Compensation"), and (ii) that such executive officer engaged in fraud or intentional illegal conduct (whether or not such conduct has been determined by court judgement) which materially contributed to the need for such Financial Restatement, then the Administrators shall, except as provided below, cancel, rescind, or otherwise seek to recover from such executive officer for the benefit of the Company, and such executive officer will be required to forfeit or repay to the Company, the after-tax portion of the difference between the Awarded Compensation and the Actual Compensation (the "Excess Compensation"). In determining the after-tax portion of the Excess Compensation, the Administrators may take into account their good faith estimate of the tax paid or payable by such executive officer in respect of the Awarded Compensation, their good faith estimate of the value of any tax deduction or other tax relief available to such executive officer in respect of any cancelation, rescission, forfeiture, or repayment on account of the Excess Compensation, and such other factors as they consider reasonable in the circumstances.

The Administrators shall not seek such cancelation, rescission, forfeiture, or recovery from an executive officer to the extent the Administrators determine in their discretion (i) that to do so would be unreasonable, or (ii) that it would be in the best interests of the Company not to do so. In making such determination, the Administrators shall take into account such considerations as the Administrators deem appropriate, including without limitation (A) the likelihood of success of such a claim under governing law versus the cost and effort involved, (B) whether the expense of such a claim is likely to exceed the amount sought and whether it is likely to be recovered; (C) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (D) the passage of time since the occurrence of the act in respect of the applicable fraud or intentional illegal conduct, and (E) any threatened or pending legal proceeding relating to the applicable fraud or intentional illegal conduct.

Before the Administrators determine to seek cancelation, rescission, forfeiture, or recovery pursuant to this policy, the Administrators may, in their discretion provide to the applicable executive officer written notice and the opportunity to be heard at a meeting of the Administrators (which may be in-person or telephonic, as determined by the Administrators) held after a reasonable period of time.

If the Administrators determine to seek cancelation, rescission, forfeiture, or recovery pursuant to this policy, the Administrators shall make a written demand for repayment from the applicable executive officer and, if such executive officer does not, within a reasonable period, forfeit or tender repayment in response to such demand, as may be required, and the Administrators determine that such executive officer is unlikely to do so, the Administrators may seek a court order against such executive officer for any such cancelation, rescission, forfeiture, or repayment.

This policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any executive officer that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this policy). In addition to and notwithstanding the foregoing, the Administrators may also seek cancellation, rescission, forfeiture or repayment of any awards or amounts as required by any applicable law or stock exchange rule.

For the purposes of this policy, (i) the term "executive officer" shall refer to any current or former "senior officer" of the Company or any subsidiary for purposes of the Business Corporations Act (British Columbia), and (ii) the term "performance-based compensation" means all equity compensation which may be issued, paid, granted, or awarded to an executive officer of the Company pursuant to the share compensation plan of the Company having an effective date of November 6, 2019, as such share compensation plan may be amended, replaced, or restated from time to time.

Any determination, modification, interpretation, or other action by the Administrators pursuant to this policy shall be made and taken by a vote of a majority of its members. The Administrators have the sole authority to construe, interpret, and implement this policy, make any determination necessary or advisable in administering this policy, and modify, supplement, rescind, or replace all or any portion of this policy.